UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VIZARIO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92855T109

(CUSIP Number)

China IPTV Industry Park Holdings Limited
1013, 10/F.,KSH Centre
151 Hoi Bun Road, KLN, Hong Kong
Telephone: 852-2367-2018
Facsimile: 852-2367-2018
Attention: Peng Xiao Rong, Secretary

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92855T109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS China IPTV Industry Park Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 300,000,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 300,000,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY 300,000,000 OWNED BY THE REPORTING PERSON
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW ☐ (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS

CUSIP No92855T109                                                                                                                                  Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”), relates to common stock, par value $.001 (“Common Stock”) of Vizario, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7/F., HongJian Daxia,30 Jiejinerlu, Shatou St., Panyu District, Guangzhou, GD 511490 China.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed on behalf of China IPTV Industry Park Holdings Limited, a British Virgin Islands corporation (“CIIP”).  CIIP is engaged in investment holdings.  The address of CIIP’s principal office is 1013, 10/F., KSH Centre, 151 Hoi Bun Road, KLN, Hong Kong, China.

(b) During the last five years, no executive officer, director or control person of CIIP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c) During the last five years, no executive officer, director or control person of CIIP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 31, 2008, CIIP acquired 100,000,000 shares of Common Stock from World East Corporation Limited, a British Virgin Islands corporation (“World East”) for a purchase price of $200,000.00.

ITEM 4.    PURPOSE OF TRANSACTION.

CIIP has no present intention to engage or cause the Issuer to engage in any transactions or activities which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) any material change in the present capitalization or dividend policy of the Issuer.

(f) any other material changes in the Issuer’s business or corporate structure.

(g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) causing the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

CIIP has acquired the Common Stock for general investment purposes.  CIIP is not a party to any agreements to acquire any additional Common Stock at this time.  Notwithstanding the foregoing, CIIP retains the right to change its investment intent, to propose one or more possible transactions to the Issuer’s Board of Directors, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.  In addition, CIIP has the right to elect members to the Issuer’s Board of Directors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this report, CIIP beneficially owns an aggregate of 300,000,000 shares of the Issuer’s Common Stock, which represents 75.5% of the Issuer’s issued and outstanding Common Stock.

(b) As of the date of this report, CIIP has the sole power to vote or direct the voting of, or dispose or direct the disposition of 300,000,000 shares of the Issuer’s Common Stock.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) CIIP remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 31, 2008, CIIP entered into an Instrument of Transfer with World East for the acquisition of 100,000,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $200,000.00.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.               Instrument of Transfer, dated as of December 31, 2008, by and between World East Corporation Limited and China IPTV Industry Park Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 16, 2009	CHINA IPTV INDUSTRY PARK HOLDINGS LIMITED

By: /s/ Peng Xiao Rong
Name:Peng Xiao Rong
Title:Secretary